United States securities and exchange commission logo





                             November 7, 2022

       Kang Sun
       Chief Executive Officer
       Amprius Technologies, Inc.
       1180 Page Avenue
       Fremont, California 94538

                                                        Re: Amprius
Technologies, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 25,
2022
                                                            File No. 333-267683

       Dear Kang Sun:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2022 letter.

       Form S-1 filed October 25, 2022

       Business, page 79

   1. We note your response to prior comment 2. In light of the inclusion of the Public and
                                                        Private Warrant
exercise price, please expand your discussion of capital resources to address any changes in
the company   s liquidity position since the business combination.
   2. We note your response to prior comment 3. Please revise your disclosure to state that this offering involves the
potential sale of a substantial portion of shares for resale.
 Kang Sun
FirstName LastNameKang
Amprius Technologies, Inc.Sun
Comapany 7,
November  NameAmprius
             2022        Technologies, Inc.
November
Page 2    7, 2022 Page 2
FirstName LastName
General

3. We note your response to prior comment 10. Please also add risk factor disclosure that states that UBS Securities is disclaiming any responsibility for the Form S-4 registration statement.
       Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing